[Letterhead of Chapman and Cutler LLP]

July 5, 2013

Ms. Katherine W. Hsu, Esq.
Office Chief, Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549-3628

Re:	BA Credit Card Funding, LLC BA Credit Card Trust BA Master Credit Card Trust II Amendment No. 1 to Form S-3 Registration Statement File Nos. 333-189460, 333-189460-01 and 333-189460-02

Dear Ms. Hsu:

On behalf of BA Credit Card Funding, LLC, in its capacity as depositor for the BA Credit Card Trust and BA Master Credit Card Trust II (in such capacity, the “Registrant”), this letter responds to a comment on the above-referenced Amendment No. 1 to Registration Statement on Form S‑3 (the “Registration Statement”) that was provided orally by the staff of the Securities and Exchange Commission (the “Commission”) on July 3, 2013.

Reference is made to the opinion letters filed as Exhibits 5.1 and 5.2 to the Registration Statement, relating to, respectively, the legality of the Collateral Certificate and the legality of the Notes registered for offer and sale from time to time pursuant to the Registration Statement.  The Commission staff has advised that certain assumptions regarding the future issuance of securities contained in those opinion letters -- more specifically, the assumptions contained in clauses (ii) and (iii) in the fourth-to-last paragraph of the opinion letter filed as Exhibit 5.1 and the assumptions contained in clauses (iv) and (v) in the fourth-to-last paragraph of the opinion letter filed as Exhibit 5.2 -- necessitate that appropriately unqualified legality opinions be filed in connection with each offering of securities covered by the Registration Statement.

In accordance with Staff Legal Bulletin No. 19 (CF), published by the staff of the Commission’s Division of Corporation Finance on October 14, 2011, the Registrant hereby undertakes to file appropriately unqualified legality opinions in connection with each offering of securities covered by the Registration Statement no later than the closing date for the related offering.  The Registrant will file such unqualified legality opinions either pursuant to Rule 462(d) under the Securities Act of 1933, as amended, which provides for the immediate

Ms. Katherine W. Hsu, Esq.
July 5, 2013

effectiveness of a post-effective amendment filed solely to add exhibits to a registration statement, or, to the extent such filings are incorporated by reference into the Registration Statement, under cover of Form 8-K.

If you have any questions or comments concerning this response, please do not hesitate to contact me at (202) 478-6456 or Michael Mitchell at (202) 478-6446.

Sincerely,

/s/ Douglas L. Madsen

Douglas L. Madsen

cc:	Lulu Cheng, Esq., Special Counsel, Securities and Exchange Commission Greg Lumelsky, Esq., Assistant General Counsel, Bank of America Michael Mitchell, Esq., Chapman and Cutler LLP